                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 36)


                              NATIONAL REALTY, L.P.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                   637-353-301
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 4, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  637-353-301                                                                                  PAGE 2
--------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         AMERICAN REALTY TRUST, INC.                 54-0697989
--------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 GEORGIA
--------------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                       98,934
Number of         --------------------------------------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                        -0-
Owned by          --------------------------------------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                  98,934
Person            --------------------------------------------------------------------------------------------
With
                  10)  Shared Dispositive Power                  -0-
--------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                              98,934
--------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                        1.6%
--------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                               CO

CUSIP NO.  637-353-301                                                                                  PAGE 3
--------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         BASIC CAPITAL MANAGEMENT, INC.     75-2332719
--------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 NEVADA
--------------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                       156,500
Number of         --------------------------------------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                         -0-
Owned by          --------------------------------------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                  156,500
Person            --------------------------------------------------------------------------------------------
With
                  10)  Shared Dispositive Power                   -0-
--------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                              156,500
--------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                        2.5%
--------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                               CO

CUSIP NO.  637-353-301                                                                                  PAGE 4
--------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         BCM HOLDINGS, INC.                          75-2664665
--------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 NEVADA
--------------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                       290,275
Number of         --------------------------------------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                         -0-
Owned by          --------------------------------------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                  290,275
Person            --------------------------------------------------------------------------------------------
With
                  10)  Shared Dispositive Power                   -0-
--------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                              290,275
--------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                        4.6%
--------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                               CO

CUSIP NO.  637-353-301                                                                                  PAGE 5
--------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         ART HOLDINGS, INC.                 75-2663476
--------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 NEVADA
--------------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                       3,349,535
Number of         --------------------------------------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                           -0-
Owned by          --------------------------------------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                  3,349,535
Person            --------------------------------------------------------------------------------------------
With
                  10)  Shared Dispositive Power                     -0-
--------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                              3,349,535
--------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                        53.0%
--------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                               CO

                              NATIONAL REALTY, L.P.
                              CUSIP NO. 637-353-301


Item 1. Security and Issuer

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on July 10, 1998. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), BCM Holdings, Inc. ("BHI") and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

     ART, BCM, BHI and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. BHI is a wholly-owned subsidiary of Basic Capital Management, Inc. ("BCM"), who serves as the Advisor and is the largest shareholder of ART. BHI was recently established for the sole purpose of holding record ownership of the Units beneficially owned by BCM. AHI is a wholly-owned subsidiary of ART recently established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART:

Name                                Position(s)
----                                -----------

Roy E. Bode                         Director

Al Gonzalez                         Director

Cliff Harris                        Director

Karl L. Blaha                       Director\President

Thomas A. Holland                   Executive Vice President and
                                    Chief Financial Officer

Randall M. Paulson                  Executive Vice President

Bruce A. Endendyk                   Executive Vice President

Robert A. Waldman                   Senior Vice President, Secretary
                                    and General Counsel

Drew D. Potera                      Vice President and Treasurer

     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

     Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                        Position(s) with BCM
----                                        --------------------

Randall M. Paulson                          President

Thomas A. Holland                           Executive Vice President and
                                            Chief Financial Officer

Clifford C. Towns, Jr.                      Executive Vice President - Finance

Karl L. Blaha                               Executive Vice President -
                                            Commercial Asset Management

Steven K. Johnson                           Executive Vice President -
                                            Residential Asset Management

Bruce A. Endendyk                           Executive Vice President

A. Cal Rossi, Jr.                           Executive Vice President

Cooper B. Stuart                            Executive Vice President

Dan S. Allred                               Senior Vice President -
                                            Land Development

Robert A. Waldman                           Senior Vice President,
                                            General Counsel and Secretary

Drew D. Potera                              Vice President, Treasurer
                                            and Securities Manager

Mickey Ned Phillips                         Director

Ryan T. Phillips                            Director

     Information with respect to Paulson, Holland, Blaha, Endendyk, Waldman and Potera is disclosed in (I) above.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (II) BHI is a corporation organized and existing under the laws of the State of Nevada. BHI is a wholly-owned subsidiary of BCM. BHI's principal business activity is the holding of record ownership of Units beneficially owned by BCM. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of BHI are as follows:

Name                                        Position(s)
----                                        -----------

Thomas A. Holland                           Director/President and
                                            Chief Financial Officer

Robert A. Waldman                           Director/Secretary

Drew D. Potera                              Director/Treasurer

     Information with respect to Messrs. Holland, Waldman and Potera is disclosed in (I) above.

     (III) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of AHI are as follows:

Name                                        Position(s)
----                                        -----------

Karl L. Blaha                               Director\President

Thomas A. Holland                           Vice President and
                                            Chief Financial Officer

Robert A. Waldman                           Director\Secretary

Drew D. Potera                              Director\Treasurer

     Information with respect to Messrs. Blaha, Holland, Waldman and Potera is disclosed in (I) above.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended to read as follows:

     (a) Share Ownership

     The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Units Owned Directly
                              --------------------


                                                     Number of                          Percent of
Name                                                   Units                            Class (1)
----                                                 ---------                          ---------

ART                                                     98,934                               1.6%
BCM                                                    156,500                               2.5%
BHI                                                    290,275                               4.6%
AHI                                                  3,349,535                              53.0%
                                                     ---------                              ----
                                    TOTAL            3,895,244                              61.6%

                            Units Owned Beneficially

                                    Number of                 Percent of
Name                                  Units                   Class (1)
----                                ---------                 ---------

ART                                    98,934                     1.6%
BCM                                   156,500                     2.5%
BHI                                   290,275                     4.6%
AHI                                 3,349,535                    53.0%
Al Gonzalez (2)                        98,934                     1.6%
Roy E. Bode (2)                        98,934                     1.6%
Cliff Harris (2)                       98,934                     1.6%
Karl L. Blaha (2)(5)                3,448,469                    54.5%
Mickey Ned Phillips (3)               156,500                     2.5%
Ryan T. Phillips (3)                  156,500                     2.5%
Thomas A. Holland (3)                 156,500                     2.5%
Robert A. Waldman (4)(5)            3,639,810                    57.6%
Drew D. Potera (4)(5)               3,639,810                    57.6%
                                    ---------                    ----
Total Units beneficially
  owned by Reporting Persons        3,895,244                    61.6%

     (1) Percentage calculations are based upon 6,321,622 Units outstanding at July 31, 1998. Total and addends may not match due to rounding.

     (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

     (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to the BCM described in Item 2.

     (4) May be deemed to be a beneficial owner of the Units held directly by BHI by virtue of the relationship to the BHI described in Item 2.

     (5) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.

     (b) Voting and Dispositive Power

     Each of the directors of ART share voting and dispositive power over the 98,934 Units held by ART. Each of the directors of BCM share voting and dispositive power over the 156,500 Units held by BCM. Each of the directors of BHI exercise voting and dispositive power over the 290,275 Units held by BHI. Each of the directors of AHI exercise voting and dispositive power over the 3,349,535 Units held by AHI.

     (c) Transactions in Securities

     The following table lists the purchase transactions in the Units that were effected by the Reporting Persons since the last Amendment filing.

Reporting                             Number           Price             Type of
Person                 Date          of Units        Per Unit          Transaction
------                 ----          --------        --------          -----------

BCM                  09/24/98         13,200          $20.50           Open Market
BCM                  09/25/98            500          $20.375          Open Market
BCM                  10/05/98            500          $20.00           Open Market
BCM                  10/05/98          2,000          $20.00           Open Market
BCM                  10/14/98         13,000          $20.50           Open Market
ART                  10/22/98          7,000          $20.625          Open Market
BCM                  10/30/98            100          $20.125          Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended to read as follows:

     ART has pledged 2,000 Units to BA Investment Services, pledged 450 Units to Bear Stearns, pledged 49,784 Units to Dean Witter, pledged 4,000 Units to Global Securities, pledged 5,000 Units to Hambrecht & Quist, pledged 300 Units to JC Bradford, pledged 400 Units to Morgan Keegan, pledged 23,700 Units to Dain Rauscher, 4,000 Units to Raymond James, and pledged 2,000 Units to Southland Securities in stock margin accounts maintained by it with such brokers.

     BCM has pledged 4,200 Units to Advest, Inc., pledged 4,300 Units to Ameritrade, pledged 11,500 Units to Cutter & Company, pledged 23,300 Units to Dean Witter, pledged 5,000 Units to Hambrecht & Quist, pledged 400 Units to JC Bradford, pledged 15,000 Units to Legg Mason, pledged 8,200 Units to McDonald & Co., pledged 11,200 Units to Dain Raischer, pledged 1,800 Units to Raymond James, pledged 4,200 Units to Regions Inv., pledged 6,000 Units to Robert Baird, pledged 36,100 Units to Southland Securities, pledged 500 Units to Southwest Securities, pledged 19,800 Units to Tucker Anthony and pledged 5,000 Units to Wachovia in stock margin accounts maintained by it with such brokers.

     BHI has pledged 290,275 Units pursuant to a loan agreement with CS First Boston.

     AHI has pledged 3,349,535 Units pursuant to a loan agreement with CS First Boston.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1998.

                                            AMERICAN REALTY TRUST, INC.


                                       By:  /s/Karl L. Blaha
                                           -------------------------------------
                                            Karl L. Blaha
                                            President

                                            BASIC CAPITAL MANAGEMENT, INC.


                                       By:  /s/Drew D. Potera
                                           -------------------------------------
                                            Drew D. Potera
                                            Vice President and Treasurer

                                            BCM HOLDINGS, INC.


                                       By:  /s/ Drew D. Potera
                                           -------------------------------------
                                            Drew D. Potera
                                            Treasurer

                                            ART HOLDINGS, INC.


                                       By:  /s/ Drew D. Potera
                                           -------------------------------------
                                            Drew D. Potera
                                            Treasurer